Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

March 19, 2014

Ms. Catherine C. Gordon

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Incapital Unit Trust, Series 46
Nuveen Large Cap Dividend Portfolio, 2Q 2014
File Nos. 333-193351 and 811-22581

Dear Ms. Gordon:

This letter is in response to your comments given in your letter dated February 13, 2014 regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 46, filed on January 14, 2014 with the Securities and Exchange Commission (the “Commission”). The registration statement offers the Nuveen Large Cap Dividend Portfolio, the name of which has changed to Nuveen Large Cap Dividend Portfolio, 2Q 2014 (the “Trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy (p. 2)

1. The prospectus states that the “[t]he Trust invests at least 80% of the value of its net assets in dividend paying large capitalization securities.” Disclose that the 80% value includes net assets plus borrowings for investment purposes.

Response: The following disclosure has replaced the first sentence of the first paragraph under the Principal Investment Strategy section:

“Under normal circumstances, the trust will invest at least 80% of the value of its net assets plus borrowings for investment purposes, if any, in dividend paying large capitalization securities.”

Investment Summary — Selection of Portfolio Securities (p. 3)

2. The first full paragraph states that “Nuveen then assembles a list of recommendations by incorporating portfolio constraints and by systematically utilizing a number of different risk/return frameworks to limit perceived risks.” Disclose that any effort to manage risk does not imply low risk or no risk. In addition, provide a plain English explanation of “portfolio constraints” and “systematically utilizing a number of different risk/return frameworks.”

Response: The language has been revised in response to your comment.

PROSPECTUS PART B

Buying Units — Public Offering Price (p. B-2)

3. In the second full paragraph, the prospectus states “[i]n some cases Incapital will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods.” Disclose what “recognized pricing methods” are referenced.

Response: The language has been revised in response to your comment.

Selling Units — Redemption (p. B-10)

4. The first full paragraph states: “The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made … (ii) for any period during which an emergency exists as a result of which disposal by the Trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the Trust Agreement.” Disclose that any emergency referenced in (ii) would have to be so declared by the Securities and Exchange Commission.

Response: The language has been revised in response to your comment.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren